Exhibit 99.1

Canadian Solar Comments on the U.S. Department of Commerce Trade
Investigation’s Final Determination

ONTARIO, Canada, October 11, 2012  -- Canadian Solar Inc. (the “Company” or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar companies with a global supply-chain and manufacturing facilities in Canada and China, today announced that the U.S. Department of Commerce (“DOC”) issued a final determination to impose antidumping duties (AD) of 15.42% and countervailing duties (CVD) of 15.24% on crystalline silicon photovoltaic cells made by Canadian Solar in China, whether or not assembled into modules.

The DOC also confirmed the scope of the trade investigation was limited to silicon photovoltaic cells made in China whether or not assembled into modules, and upheld its opinion on critical circumstances which imposes retroactive CVD/AD up to 90 days from the date of the preliminary determinations issued on March 20, 2012 and May 17, 2012, respectively.

The U.S. International Trade Commission (ITC) is currently conducting a separate investigation to determine the extent of economic injury and critical circumstances, before the above described duties can be implemented. A final decision by the ITC is expected on November 7, 2012.

“As one of the largest solar companies in the world, with a global supply-chain and manufacturing facilities in two continents, Canadian Solar has consistently adhered to fair trading practices,” said Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar. “Over the past several quarters we have maintained a laser focus on initiatives to reduce our manufacturing cost to meet the competition in the global solar energy market place. We have benefited from the decline in our raw material costs, especially silicon, and also from improvements in our cell conversion efficiencies, and from economies of scale, which combined have contributed to Canadian Solar securing its position as one of the world’s lowest cost manufacturers of solar photovoltaic modules.”

“Our efforts have contributed to making electricity generated by solar photovoltaic modules more competitive with fossil-fuel alternatives worldwide. Bringing down the price of solar modules has been critical to expanding solar installations in the U.S. so we can reduce the use of fossil fuels, and reduce reliance on imported oil.  Lower solar module prices in the U.S. have also contributed to employment growth; the U.S. solar industry now employs more than 100,000 workers, with the vast majority employed in downstream positions in project development, logistics, construction and installation, which directly benefit from lower solar panel prices,” continued Dr. Qu.

“While we are disappointed with the DOC final determination, we will continue to defend our position with the ITC ahead of its final determination in November. We will also remain committed to the U.S. solar energy market, leveraging our global supply-chain to provide fairly priced solar energy solutions, to support our employees, partners and customer base,” concluded Dr. Qu.

About Canadian Solar

Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest solar companies. As a leading vertically integrated provider of ingots, wafers, solar cells, solar modules and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe, Africa, Australia, Asia and Africa, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC investigation as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 27, 2012. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.